UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42758

CTW Cayman

(Exact Name of Registrant as Specified in Its Charter)

29F, 1 Chome-9-10,

ARK Hills Sengokuyama Mori Tower
Roppongi, Minato City,

Tokyo 106-0032, Japan

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Change in Company’s Certifying Accountants

CTW Cayman (the “Company”) announced the appointment of Golden Ocean FAC PAC (“Golden Ocean”) as its new independent registered public accounting firm to audit the Company’s consolidated financial statements, effective September 5, 2025. The appointment was made after a careful and thorough evaluation process and has been recommended and approved by the audit committee of the Company’s Board of Directors, and subsequently approved by the Company’s Board of Directors.

Golden Ocean succeeds YCM CPA INC. (“YCM”), the Company’s previous independent registered public accounting firm. On September 5, 2025, YCM was dismissed as the independent registered public accounting firm for the Company. The audit reports of YCM on the consolidated financial statements of the Company as of July 31, 2024 and 2023 and for each of the two years then ended, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s most recent fiscal year ended July 31, 2024 and through September 5, 2025, the date of dismissal, (a) there were no disagreements with YCM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of YCM, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

During the two most recent fiscal years ended July 31, 2024 and 2023 and any subsequent interim periods through the date hereof prior to the engagement of Golden Ocean, neither the Company, nor someone on its behalf, has consulted Golden Ocean regarding: (i) either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

On September 5, 2025, the Company provided YCM with a copy of this Current Report and has requested that it furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Exhibit Index

Exhibit No.	Description
99.1	Letter to SEC from YCM CPA INC. dated September 5, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2025	CTW Cayman

	By:	/s/ Patrick Liu
	Name:	Patrick Liu
	Title:	Chief Financial Officer

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